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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Sutardja, Sehat (Last) (First) (Middle)		Marvell Technology Group Ltd.(MRVL)

	700 First Street (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			March 14, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Sunnyvale, CA 94089 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☒	Other (specify below)
				Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $0.002 per share		3-14-03				X			280,000	D	(4)		8,670,000		D

	Common Stock, par value $0.002 per share		3-14-03				X			280,000	D	(4)		8,670,000		I (1)		By Spouse

	Common Stock, par value $0.002 per share													6,100,000		I (2)		By Sutardja Family Partners

	Common Stock, par value $0.002 per share													92,312		D (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Pul Option(Right to Sell)(4)		(4)		3/14/03				X				280,000

	Pul Option(Right to Sell)(4)		(4)		3/14/03				X				280,000

	Stock Option (Right to Buy)		$24.01

Explanation of Responses: See attached page for footnote responses to footnote items 1 through 5. Regarding footnote item 4, no additional sale is reported.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	(4)		Common Stock	280,000		(4)		0		D

	(4)	(4)		Common Stock	280,000		(4)		0		I		By Spouse

	(5)	06/06/12		Common Stock	200,000				200,000		D

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities held by spouse.
(2) The reporting person is a general partner of The Sutardja Family Partners, a California family limited partnership.
(3) These shares are jointly held by Dr. Sehat Sutardja and his spouse, Ms. Dai.
(4) Dr. Sutardja entered into pre-paid variable share forward contract (the "Pre-Paid Forward Contract") on April 3, 2002 relating to 280,000 shares (the "Number of Shares") of Marvell Technology Group Ltd. common stock ("Common Stock"). Under the contract, in exchange for a cash payment of $8,210,893, Dr. Sutardja agreed to deliver a number of shares of Common Stock in March 2003 (or on an earlier date if the contract was terminated early) pursuant to the following formula: (i) if the price of Common Stock in March 2003 (the "Final Price") is less than $32.747 (the "Floor Price"), the Number of Shares, (ii) if the Final Price is less than or equal to $61.40 (the "Cap Price"), but greater than or equal to the Floor Price, then a number of shares equal to the Number of Shares times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then a number of new shares equal to the Number of Shares multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price. Alternatively, Dr. Sutardja had the option to cash settle the contract, with the cash settlement amount being equal to the number of new shares to be delivered times the Final Price. On March 14, 2003, in accordance with the terms of the Pre-Paid Forward Contract, Dr. Sutardja delivered 280,000 shares of Common Stock in full settlement of the Pre-Paid Forward Contract.
(5) Vests 25% on 06/06/03; and 4,166.66 shares per month from 07/06/2003-06/06/2006.

/s/ Sehat Sutardja	3/17/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.